UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          Lincoln National Corporation
-----------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   534187 10 9
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                                 (CUSIP Number)
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                   The Dai-ichi Mutual Life Insurance Company
                             13-1, Yurakucho 1-chome
                              Chiyoda-ku, Tokyo 100
                                011-813-5221-4340
                      Attn: General Manager, International
-----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 18, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 534187 10 9                                Page 2 of     8     Pages
                                                               ---------

-------- --------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



         The Dai-ichi Mutual Life Insurance Company

-------- --------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |_|
-------- --------------------------------------------------------------------

   3     SEC USE ONLY

-------- --------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         WC

-------- --------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

-------- --------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Japan

------------------ ------- --------------------------------------------------

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                6,754,311

                   ------- --------------------------------------------------

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY                  -0-

                   ------- --------------------------------------------------
      EACH
                     9      SOLE DISPOSITIVE POWER
    REPORTING
                           6,754,311

                   ------- --------------------------------------------------
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                              -0-
------------------ ------- --------------------------------------------------


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,754,311

-------- --------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                         |_|

-------- --------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.5%

-------- --------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         IC, CO
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 534187 10 9      13D                     Page 3  of 8 Pages




Preamble

         The Schedule 13D, dated July 6, 1990, as amended June 4, 1991 and January 24, 1996, filed by The Dai-ichi Mutual Life Insurance Company, a Japanese mutual life insurance company ("Dai-ichi") with respect to the common stock without par value (the "Common Stock") of Lincoln National Corporation, an Indiana corporation (the "Company") is hereby amended as set forth below.

Item 2   Identity and Background

         Item 2 is amended to read in its entirety as follows:

         (a); (b) This statement is filed by The Dai-ichi Mutual Life Insurance Company, a Japanese mutual life insurance company. Dai-ichi's principal business is insurance and the address of its principal business and its principal office is 13-1, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100.


                  DIRECTORS AND EXECUTIVE OFFICERS OF DAI-ICHI

NAME                                TITLE                             BUSINESS
                                                                      ADDRESS
Shin-ichi Nishio                    Chairman of the Board                Y
Takahide Sakurai                    President                            Y
Hisamoto Nagai                      Deputy President                     Y
Tomijiro Morita                     Deputy President                     Y
Yukio Ono                           Senior Managing Director             Y
Susumu Ensaka                       Senior Managing Director             Y
Yoshiyuki Kawakami                  Senior Managing Director            OS
Masami Tabei                        Senior Managing Director             Y
Masao Tsuji                         Senior Managing Director             Y
Seizo Yamanoi                       Managing Director                   KO
Ryozo Nishigaki                     Managing Director                    O
Susumu Tokunaga                     Managing Director                    Y
Masao Miyamoto                      Managing Director                   KO
Akira Yashiro                       Managing Director                   KO
Hiroshi Kadokura                    Managing Director                    Y
Shigeru Muranaka                    Managing Director                    N
Takeshi Morinaga                    Director                             O
Gaishi Hiraiwa                      Director                             T
Jyoichi Aoi                         Director                            TS
Teruhiko Horikoshi                  Director                            KA
Makoto Koshino                      Director                             Y
Rikio Nagahama                      Director                             Y

CUSIP NO. 534187 10 9      13D                     Page 4  of 8 Pages

NAME                                TITLE                             BUSINESS
                                                                      ADDRESS
Katsutoshi Saito                    Director                             Y
Tetsujiro Hayashi                   Director                             Y
Kunihiro Kawashima                  Director                             Y
Kenjiro Imada                       Director                            OM
Masayuki Koyama                     Director                             O
Koichi Sato                         Director                             Y
Koichi Iki                          Director                             Y
Hiroyuki Koizumi                    Director                             Y

       Addresses:

         Y:       13-1 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100, JAPAN
         O:       300 Yamada Oi-machi, Ashigarakami-gun, Kanagawa 258,
                  JAPAN
         T:       1-3 Uchisaiwai-cho 1-chome, Chiyoda-ku, Tokyo 100, JAPAN
         TS:      1-1 Shibaura 1-chome, Minato-ku, Tokyo 105-01, JAPAN
         OS:      8-17 Umeda 1-chome, Kita-ku, Osaka 530, JAPAN
         KO:      1-1 Marunouchi 3-chome, Chiyoda-ku, Tokyo 100, JAPAN
         N:       4-6 Nishiki 3-chome, Naka-ku, Nagoya 460, JAPAN
         KA:      1 Sakaemachi 5-chome, Kanagawa-ku, Yokohama 221, JAPAN
         OM:      122 Miya-cho 4-chome, Omiya-shi Saitama 330, JAPAN

         (c) With the exception of Mr. Hiraiwa and Mr. Aoi, all of the directors and executive officers of Dai-ichi listed in response to Item 2(a) are principally employed by Dai-ichi and are engaged in the management of Dai-ichi at the respective addresses listed in response to Item 2(b). Mr. Hiraiwa's principal employment is as Advisor to Tokyo Electric Power Company Incorporated at the address set forth in response to Item 2(b). Mr. Aoi's principal employment is as Advisor of Toshiba Corporation at the address set forth in response to Item 2(b).

         (d); (e) During the last five years, neither Dai-ichi nor, to the best of Dai-ichi's knowledge, any of the directors or executive officers of Dai-ichi has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 534187 10 9      13D                     Page 5  of 8 Pages

         (f) Dai-ichi is organized under the laws of Japan and each of the directors and executive officers of Dai-ichi is a Japanese citizen.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended to read in its entirety as follows:

         (a) Based on information provided by the Company, Dai-ichi beneficially owns 6,754,311 shares of the Common Stock of the Company which is equal to 6.5% of the total issued and outstanding shares of the Common Stock on December 17, 1996. To the best of Dai-ichi's knowledge, none of the directors or executive officers of Dai-ichi named in Item 2 beneficially owns any Stock of any class of the Company.

         (b) Dai-ichi has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 6,754.311 shares of the Common Stock that it owns.

         (c) Dai-ichi effected the following transactions during the sixty days preceding the date hereof. None of the persons or entities named in Item 2 above effected any other transactions in the Common Stock during the sixty days preceding the date hereof.


Transaction      Date       Security     No.    Price/Share        Market
-----------      ----       --------     ---    -----------        ------
   Sale        10/21/96      Common    40,000     48.26             NYSE
   Sale        10/22/96      Common    10,000     48.625            NYSE
   Sale        10/23/96      Common    10,000     48.134            NYSE
   Sale        10/25/96      Common    10,000     47.819            NYSE
   Sale        10/28/96      Common     3,500     48.125            NYSE
   Sale        10/29/96      Common    10,000     47.375            NYSE
   Sale        10/30/96      Common     9,000     48.25             NYSE
   Sale        10/31/96      Common     4,400     48.653            NYSE

CUSIP NO. 534187 10 9      13D                     Page 6  of 8 Pages

   Sale        11/1/96       Common     6,139     48.5              NYSE
   Sale        11/4/96       Common     4,000     48.00             NYSE
   Sale        11/5/96       Common     3,000     48.125            NYSE
   Sale        11/7/96       Common     4,000     48.5              NYSE
   Sale        11/8/96       Common     3,000     49.75             NYSE
   Sale        11/12/96      Common     4,000     50.125            NYSE
   Sale        11/13/96      Common     3,000     50.5              NYSE
   Sale        11/14/96      Common    10,000     50.713            NYSE
   Sale        11/15/96      Common    10,000     51.125            NYSE
   Sale        11/18/96      Common     5,000     51.125            NYSE
   Sale        11/19/96      Common     7,000     51.5              NYSE
   Sale        11/20/96      Common     8,000     52.014            NYSE
   Sale        11/21/96      Common    10,000     52.631            NYSE
   Sale        11/22/96      Common    10,000     53.009            NYSE
   Sale        11/25/96      Common    15,000     53.208            NYSE
   Sale        11/26/96      Common    15,000     53.176            NYSE
   Sale        11/27/96      Common    10,000     53.108            NYSE
   Sale        12/3/96       Common    10,000     53.081            NYSE
   Sale        12/4/96       Common    10,000     51.574            NYSE
   Sale        12/6/96       Common    20,000     50.778            NYSE
   Sale        12/9/96       Common    10,000     51.75             NYSE
   Sale        12/11/96      Common    10,000     51.0              NYSE

CUSIP NO. 534187 10 9      13D                     Page 7  of 8 Pages


   Sale        12/12/96      Common    10,000     50.638            NYSE
   Sale        12/13/96      Common    10,000     48.876            NYSE
   Sale        12/18/96      Common    10,000     50.845            NYSE


         (d)      Not Applicable.

         (e)      Not Applicable.

CUSIP NO. 534187 10 9      13D                     Page 8  of 8 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 1996


                                         THE DAI-ICHI MUTUAL LIFE
                                           INSURANCE COMPANY


                                         By: /s/ Rikio Nagahama
                                            Name: Rikio Nagahama
                                            Title: Director